UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Amendment No. 20

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

AUGUSTA RESOURCE CORPORATION

(Name of Subject Company (Issuer))

HUDBAY MINERALS INC.

(Names of Filing Persons (Offeror))

Common Shares
(Title of Class of Securities)

050912203

(CUSIP Number of Class of Securities)

HudBay Minerals Inc.

25 York Street, Suite 800,

Toronto, ON M5J 2V5

Attention: Patrick Donnelley, Esq.

Vice President, Legal and Corporate Secretary

(416) 362-2576
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kari MacKay, Esq.
Mark L. Mandel, Esq.	Goodmans LLP
Milbank, Tweed, Hadley & McCloy LLP	Bay Adelaide Centre
One Chase Manhattan Plaza	333 Bay Street, Suite 3400
New York, NY 10005-1413	Toronto, ON M5H 2S7
(212) 530-5026	(416) 979-2211

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$238,887,478.07	$30,768.71

*                 Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$1.795, which is the average of high and low sale prices of the common shares of Augusta Resource Corporation as reported on the NYSE MKT on February 5, 2014, and (ii) 133,084,946 Common Shares in the aggregate that may be received by Hudbay Minerals Inc. or cancelled in the transaction described herein.

**          The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,768.71
Form or Registration No:	Form F-10
Filing Party:	HudBay Minerals Inc.
Date Filed:	February 11, 2014

☐            Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
☐    ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
☐    GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
☐    AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 20 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2014 (the “Schedule TO”), by HudBay Minerals Inc., a corporation organized under and governed by the laws of Canada (“Hudbay”), relating to the offer to purchase (the “Offer”) by Hudbay for all of the issued and outstanding common shares (the “Augusta Shares”) of Augusta Resource Corporation, a corporation existing under the laws of Canada (“Augusta”), other than any Augusta Shares held directly or indirectly by Hudbay and its affiliates, including any Augusta Shares that may become issued and outstanding upon the exercise, exchange or conversion of any options or any other rights to acquire Augusta Shares after the date of the Offer but prior to the expiry time of the Offer, together with the associated rights issued under Augusta’s shareholder rights plan, for consideration per Augusta Share of 0.315 of a common share of Hudbay.

Hudbay has also filed a registration statement on Form F-10 with the SEC relating to the common shares it proposes to issue to Augusta shareholders in connection with the Offer that includes the Offer and Circular as a prospectus, and also has filed all other tender offer documents required under applicable Canadian and United States securities regulations.

The information set forth in the Offer and Circular (as previously amended, the “Original Offer and Circular”), the Letter of Transmittal and the Notice of Guaranteed Delivery, each as previously amended, filed, respectively, as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) to the Schedule TO, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

GENERAL.

The Offeror has extended the time for acceptance of the Offer to 5:00 p.m. (Toronto time) on May 16, 2014. Accordingly, the definition of “Expiry Date” in the “Glossary” section of the Original Offer and Circular is hereby deleted and replaced by the following:

“Expiry Date” means May 16, 2014 or such later date or dates to which the Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offer, “Extension, Variation or Change of the Offer”;

In addition, all references to “5:00 p.m. (Toronto time) on May 5, 2014” in the Original Offer and Circular are amended to refer to “5:00 p.m. (Toronto time) on May 16, 2014”.

ITEM 4. TERMS OF THE TRANSACTION.

(a)           The first two sentences of the first paragraph on the inside cover page of the Original Offer and Circular are hereby deleted and replaced with the following:

“The Offer is subject to certain conditions, including, among other things, the Shareholder Rights Plan (or any other shareholder rights plan or similar plan adopted by Augusta) shall have been waived, invalidated or cease-traded so as, at the time Augusta Shares are first taken up, to have no effect in respect of, and so that it does not and will not reasonably be expected to adversely affect, the Offer or the Offeror or its affiliates (as applicable).”

(b)           The second, third and fourth paragraphs under the heading “Can the Expiry Time for the Offer be extended?” on page (iv) of the Original Offer and Circular are hereby deleted and replaced with the following four paragraphs:

“As contemplated by the BCSC Decision, if any Augusta Shares are taken up under the Offer, the Offer will be extended and remain open for the deposit of Augusta Shares for not less than ten days from the date on which Augusta Shares are first taken up.

The Offeror (in compliance with the BCSC Decision) will provide at least one, and may elect and reserves the right to provide more than one, Subsequent Offering Period for the Offer if the Offeror takes up any Augusta Shares under the Offer. A Subsequent Offering Period will be an additional period of time of no less than ten days, during which Augusta Shareholders may tender their Augusta Shares. There would be no condition to the Offer to purchase these tendered Common Shares. See Section 2 of the Offer, “Time for Acceptance”. The Offeror will permit withdrawal of Augusta Shares tendered during a Subsequent Offering Period until such time as they are taken up.

The Offeror will publicly announce the commencement of each Subsequent Offering Period and, if required by applicable Law, the Offeror will mail you a notice of the Subsequent Offering Period. Furthermore, in accordance with Rule 14d-11(d) under the U.S. Exchange Act, the Offeror will announce the results of the Offer, including the approximate number and percentage of Augusta Shares deposited to date, no later than 9:00 a.m. Eastern time on the next business day after the end of the Initial Offering Period (or any Subsequent Offering Period) and will immediately begin the Subsequent Offering Period.

The factors that could affect the Offeror’s decision as to whether it will elect to provide more than one Subsequent Offering Period include, without limitation, (i) the number of Augusta Shares that have been validly tendered to the Offer and not withdrawn prior to the Expiry Time, (ii) whether the Offeror can effect a Compulsory Acquisition (as defined below) or Subsequent Acquisition Transaction (as defined below) after the Expiry Time and, in particular, whether the number of Deposited Shares, together with the Augusta Shares held by the Offeror and its affiliates, represents not less than 90% or 66 2/3% of the issued and outstanding Augusta Shares (calculated on a fully diluted basis), (iii) the conditions to the Offer being satisfied, and (iv) discussions with its financial and legal advisors regarding the feasibility of a Subsequent Offering Period, or completing a Compulsory Acquisition and/or a Subsequent Acquisition Transaction.

(c)           The following paragraph is hereby added following the first paragraph under the heading “Time for Acceptance” of the Summary Section on page 1 of the Original Offer and Circular:

“As contemplated by the BCSC Decision, if any Augusta Shares are taken up under the Offer, the Offer will be extended and remain open for the deposit of Augusta Shares for not less than ten days from the date on which Augusta Shares are first taken up.”

(d)           The final paragraph under the heading “1.  The Offer” on page 9 of the Original Offer is hereby deleted and replaced with the following:

“As of 5:00 p.m. on May 2, 2014, 311,407 Augusta Shares had been tendered to and not withdrawn from the Offer.”

(e)           The third, fourth, fifth and sixth paragraphs under the heading “2.  Time for Acceptance” on page 10 of the Original Offer are hereby deleted and replaced with the following five paragraphs:

“As contemplated by the BCSC Decision, if any Augusta Shares are taken up under the Offer, the Offer will be extended and remain open for the deposit of Augusta Shares for not less than ten days from the date on which Augusta Shares are first taken up.

The Offeror (in compliance with the BCSC Decision) will provide at least one, and may elect and reserves the right to provide more than one, subsequent offering periods (each a “Subsequent Offering Period”) for the Offer if the Offeror takes up any Augusta Shares under the Offer. A Subsequent Offering Period will be an additional period of time of no less than ten days beginning after the Offeror has accepted for purchase (subject to the requirement to promptly pay for) all Augusta Shares tendered to the Offer, during which period Augusta Shareholders may tender their Augusta Shares, provided that, among other requirements, the Offeror announces the results of the Initial Offering Period of the Offeror, including the approximate number and percentage of Augusta Shares deposited under the Offer, no later than 9:00 a.m. (Toronto time) on the next business day following the date upon which the Offeror becomes entitled to take up Augusta Shares under applicable Laws.  In accordance with Canadian Law and custom, the Offeror intends to take up and pay for Augusta Shares deposited during the Subsequent Offering Period within ten calendar days of the date the Augusta Shares were deposited.

The Offeror will publicly announce each Subsequent Offering Period and, if required by applicable Law, the Offeror will mail you a notice of the Subsequent Offering Period.

The factors that could affect the Offeror’s decision as to whether it will elect to provide more than one Subsequent Offering Periods include, without limitation, (i) the number of Augusta Shares that have been validly tendered to the Offer and not withdrawn prior to the Expiry Time, (ii) whether the Offeror can effect a Compulsory Acquisition (as defined below) or Subsequent Acquisition Transaction (as defined below) after the Expiry Time and, in particular, whether the number of Deposited Shares, together with the Augusta Shares held by the Offeror and its affiliates, represents not less than 90% or 66 2/3% of the issued and outstanding Augusta Shares (calculated on a fully diluted basis), (iii) the conditions to the Offer being satisfied, and (iv) discussions with its financial and legal advisors regarding the feasibility of a Subsequent Offering Period, or completing a Compulsory Acquisition and/or a Subsequent Acquisition Transaction. The Offeror would commence each Subsequent Offering Period after the announcement of the results of the Offer in accordance with Rule 14d- 11(d) under the U.S. Exchange Act.”

Notwithstanding the provisions of Rule 14d-7(a)(2) under the U.S. Exchange Act relating to the ability of a purchaser in a tender offer to terminate withdrawal rights during a Subsequent Offering Period, the Offeror will permit withdrawal of tendered Augusta Shares during each Subsequent Offering Period until the deposited Augusta Shares are taken up. See Section 8 of the Offer, “Withdrawal of Deposited Common Shares”.

(f)            The first paragraph in the list under the heading “4.  Conditions of the Offer” on page 16 of the Original Offer is hereby deleted and replaced with the following:

“(a)                           the Shareholder Rights Plan (or any other shareholder rights plan or similar plan adopted by Augusta) shall have been waived, invalidated or cease-traded so as, at the time Augusta Shares are first taken up, to have no effect in respect of, and so that it does not and will not reasonably be expected to adversely affect, the Offer or the Offeror or its affiliates (as applicable) on or after consummation of the Offer or the purchase of Augusta Shares under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;”

(g)           The following paragraph is hereby added following the second paragraph under the heading “Extension, Variation or Change of the Offer” on page 19 of the Original Offer:

“As contemplated by the BCSC Decision, if any Augusta Shares are taken up under the Offer, the Offer will be extended and remain open for the deposit of Augusta Shares for not less than ten days from the date on which Augusta Shares are first taken up.”

(h)           The last paragraph under the heading “6.  Shareholder Rights Plan — The Offer” on page 35 of the Original Offer and Circular is hereby deleted and replaced with the following:

“It is a condition of the Offer that the Shareholder Rights Plan (or any other shareholder rights plan or similar plan adopted by Augusta) shall have been waived, invalidated or cease-traded so as, at the time Augusta Shares are first taken up, to have no effect in respect of, and so that it does not and will not reasonably be expected to adversely affect, the Offer or the Offeror or its affiliates (as applicable) on or after consummation of the Offer or the purchase of Augusta Shares under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.  The Offeror submitted an application to the BCSC to cease trade the Shareholder Rights Plan.  In the unanimous BCSC Decision, the BCSC determined that, unless Augusta has confirmed that it has terminated the Shareholder Rights Plan, the BCSC will cease trade the Shareholder Rights Plan (and any securities issued under the Shareholder Rights Plan) effective July 15, 2014, if the Offeror extends its Offer to expire no earlier than July 16, 2014 and provides a 10-day extension of the Offer if it takes up any Augusta Shares under the Offer.”

(i)            The paragraphs under the heading “HSR Act” on page 54 of the Original Offer and Circular are hereby deleted and replaced with the following:

“Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The obligation of the Offeror to complete the Offer may be subject to such requirements.

The Offeror submitted a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division and obtained early termination of the 30-calendar day waiting period following the filing.   See Section 4 of the Offer, “Conditions of the Offer”.”

ITEM 12.  EXHIBITS

(a)(1)(xxxxii)	Notice of Variation and Extension dated May 5, 2014.*

(a)(1)(xxxxiii)	Press release dated May 5, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 5, 2014).**

*                 Filed herewith.

**          Incorporated by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDBAY MINERALS INC.

By:	/s/Patrick Donnelly
	Name:	Patrick Donnelly
	Title:	Vice President, Legal and Corporate Secretary

Dated:  May 5, 2014

EXHIBIT INDEX

(a)(1)(i)                  Offer and Circular dated February 10, 2014.**

(a)(1)(ii)                 Form of Letter of Transmittal.**

(a)(1)(iii)                Form of Notice of Guaranteed Delivery.**

(a)(1)(iv)                Press release dated February 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(v)                 Investor relations presentation regarding the Offer dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vi)                Investor relations presentation regarding Constancia Project (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vii)               Early warning report under National Instrument 62-103 related to the Offer (incorporated by reference to Hudbay’s Form 6-K filed February 10, 2014).**

(a)(1)(viii)              Conference call transcript dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(ix)                Newspaper advertisement dated February 11, 2014.**

(a)(1)(x)                 Annual Information Form of HudBay Minerals Inc. for the year ended December 31, 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 40-F (Commission File No. 001-34244) filed with the Commission on March 28, 2013 (the “Form 40-F”)).**

(a)(1)(xi)                Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2012 and 2011 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibit 99.2 to the Form 40-F).**

(a)(1)(xii)               Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2012 and 2011 (incorporated by reference to Exhibit 99.3 to the Form 40-F).**

(a)(1)(xiii)              Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013, together with the Notes thereto (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xiv)              Management’s Discussion and Analysis for the Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xv)               Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 5, 2013 in respect of the Annual and Special Meeting of Shareholders held on May 10, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on April 10, 2013)**

(a)(1)(xvi)              Material Change Report dated February 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 14, 2014).**

(a)(1)(xvii)             The press release of HudBay Minerals Inc., dated February 19, 2014, in respect of the announcement of Hudbay’s fourth quarter 2013 financial results (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 19, 2014).**

(a)(1)(xviii)            Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2013 and 2012 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibits 99.2 and 99.5 to Hudbay’s Form 6-K filed February 20, 2014).**

(a)(1)(xix)              Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2013 and 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K filed February 20, 2014).**

(a)(1)(xx)               Investor relations presentation regarding Hudbay’s fourth quarter 2013 financial results dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxi)              Conference call transcript dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxii)             Interview transcript dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxiii)            Investor relations presentation dated February 2014 from the BMO Capital Markets 23rd Global Metals & Mining Conference (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 24, 2014).**

(a)(1)(xxiv)           Press release dated February 27, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 27, 2014).**

(a)(1)(xxv)            Interview transcript dated March 4, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 5, 2014).**

(a)(1)(xxvi)           Notice of Extension and Variation, dated March 14, 2014.**

(a)(1)(xxvii)          Press release dated March 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 14, 2014).**

(a)(1)(xxviii)         Material change report dated March 21, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 21, 2014).**

(a)(1)(xxix)           Notice of Variation and Extension dated March 31, 2014.**

(a)(1)(xxx)            Press release dated March 31, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 31, 2014).**

(a)(1)(xxxi)           Investor relations presentation dated April 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 3, 2014).**

(a)(1)(xxxii)          Material change report dated April 4, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 4, 2014).**

(a)(1)(xxxiii)         Press release dated April 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 14, 2014).**

(a)(1)(xxxiv)         Investor relations presentation dated April 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 14, 2014).**

(a)(1)(xxxv)          Notice of Change, dated April 24, 2014.**

(a)(1)(xxxvi)         Press release, dated April 24, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 24, 2014).**

(a)(1)(xxxvii)        Form of e-mail (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 29, 2014).**

(a)(1)(xxxviii)       Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three months ended March 31, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 30, 2014).**

(a)(1)(xxxix)         Press release announcing the quarterly results for the first quarter of 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 30, 2014).**

(a)(1)(xxxx)          Management presentation dated May 1, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 1, 2014).**

(a)(1)(xxxxi)         Conference call transcript dated May 1, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 1, 2014).**

(a)(1)(xxxxii)        Notice of Variation and Extension dated May 5, 2014.*

(a)(1)(xxxxiii)       Press release dated May 5, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 5, 2014).**

*                 Filed herewith.

**   Incorporated by reference.